UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant's name into English)
61, Vasilisis Sofias Avenue Athens 115 21 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 21, 2010, Omega Navigation Enterprises, Inc. (the "Company") held its 2010 Annual Meeting of Shareholders (the "Annual Meeting") at its offices in Athens, Greece pursuant to a Notice of Annual Meeting of Shareholders dated October 29, 2010 (the "Notice of Annual Meeting") and a Notice of Adjournment of the Annual Meeting dated November 29, 2010 (the "Notice of Adjournment").  At the Annual Meeting, the following proposals, which are set forth in more detail in the Notice of Annual Meeting, the Notice of Adjournment and the Company's Proxy Statement for Annual Meeting of Shareholders mailed to shareholders on or around October 29, 2010, were approved and adopted:

1. The election of Robert J. Flynn and Shariq Azhar as Class A Directors of the Company to serve until the Company's 2013 Annual Meeting of Shareholders; and

2. The ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010.

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3, as amended (Registration No. 333-147138), which was declared effective on February 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMEGA NAVIGATION ENTERPRISES, INC.

Dated: December 22, 2010	By: /s/ Gregory A. McGrath
Gregory A. McGrath
Chief Financial Officer